UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

Sunrise Global Inc.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

867700 10 6
(CUSIP Number)

Shaojun Sun
201 West Garvey Avenue, Suite 102-208, Monterey Park, California, 91754
Tel: (626) 4072622
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 867700 10 6
SCHEDULE 13D

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Shaojun Sun

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (b) |_|

3 SEC USE ONLY

4 SOURCE OF FUNDS*

  PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6 CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                        7     SOLE VOTING POWER
 NUMBER OF              1,500,000
  SHARES              --------------------------------------------------------------
 OWNED BY         8     SHARED VOTING POWER
   EACH
 REPORTING                N/A
PERSON WITH           --------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                               1,500,000
                       --------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                               N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        1,500,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.71%

14 TYPE OF REPORTING PERSON*

     IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Sunrise Global Inc., a Nevada corporation (the "Company").  The principal executive office of Sunrise Global Inc. is located at 201 West Garvey Ave, Suite 102-208, Monterey Park, California, 91754

Item 2. Identity and Background

(a)	Name:	Shaojun Sun
(b)	Business Address:	201 West Garvey Ave, Suite 102-208, Monterey Park, California, 91754
(c)	Present Principal Occupation:	Director and the President of Sunrise Global Inc.
(d)	Disclosure of Criminal Proceedings:	Mr. Sun has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Disclosure of Civil Proceedings:
Mr. Sun was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:	Mr. Sun is a citizen of the People's Republic of China

Item 3. Source and Amount of Funds or Other Consideration

At formation, we issued 1,500,000 shares of its common stock to Shaojun Sun our President, CEO and director for his work in the formation and organization and for his $10,000 capital contribution for the Company. The funds utilized by the Reporting Person came from the funds of the Reporting Person without any borrowings.

Sunrise Global Inc. was incorporated in Nevada on September 27, 2006.

Item 4. Purpose of Transaction

Mr. Sun individually, acquired the securities of Sunrise Global Inc. for investment purposes. Depending on general market and economic conditions affecting Sunrise Global Inc. and other relevant factors, Mr. Sun may purchase additional securities of Sunrise Global Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Sun does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Sunrise Global Inc., or the disposition of securities of Sunrise Global Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sunrise Global Inc.

(c) a sale or transfer of a material amount of assets of Sunrise Global Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of Sunrise Global Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Sunrise Global Inc.;

(f) any other material changes in Sunrise Global Inc.'s business or corporate structure;

(g) changes in Sunrise Global Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Sunrise Global by any person;

(h) causing a class of securities of Sunrise Global Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Sunrise Global Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Shaojun Sun beneficially owns 1,500,000 shares of Common Stock, par value of $.001, of Sunrise Global Inc. The shares of Common Stock beneficially owned by Mr. Sun constitutes approximately 72.71% of the total number of shares of common stock of Sunrise Global Inc. Applicable percentages are based upon 2,063,000 shares of common stock outstanding as of January 29, 2008.

(b) Mr. Sun has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by him.

(c) Mr. Sun acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Sun.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sunrise Global Inc.

Date: January 29, 2008	By:	/s/Shaojun Sun
Shaojun Sun
President, Chief Executive Officer, Chief Financial Officer,
Secretary/Treasurer and sole member of the Board of Directors